Citigroup Inc.	Pricing Sheet No. 2013—CMTNH0021 dated February 27, 2013 relating to Preliminary Pricing Supplement No. 2013—CMTNH0021 dated February 1, 2013 Registration No. 333-172562 Filed Pursuant to Rule 433

298,000 Enhanced Trigger Jump Securities Based on Shares of the iShares® MSCI Emerging Markets Index Fund
Due March 1, 2018
PRICING TERMS – FEBRUARY 27, 2013
Shares:	Shares of the iShares® MSCI Emerging Markets Index Fund
Aggregate principal amount:	$2,980,000
Stated principal amount:	$10 per security
Pricing date:	February 27, 2013
Issue date:	March 4, 2013
Valuation date:	February 26, 2018, subject to postponement if such date is not a scheduled trading day or if certain market disruption events occur
Maturity date:	March 1, 2018
Payment at maturity:
For each $10.00 security you hold at maturity:
▪    If the final share price is greater than or equal to the trigger price:
$10 + the greater of (i) the fixed return amount and (ii) $10 × the share percent change
▪    If the final share price is less than the trigger price:
$10 × the share performance factor
If the final share price is less than the trigger price, your payment at maturity will be less, and possibly significantly less, than $7.00 per security. You should not invest in the securities unless you are willing and able to bear the risk of losing a significant portion of your investment.

Initial share price:	$43.41, the closing price of the shares on the pricing date
Final share price:	The closing price of the shares on the valuation date
Trigger price:	$30.387, 70% of the initial share price
Fixed return amount:	$1.25 per security (12.50% of the stated principal amount). You will receive the fixed return amount only if the final share price is greater than or equal to the trigger price.
Share percent change:	(final share price – initial share price) / initial share price
Share performance factor:	final share price / initial share price
Listing:	The securities will not be listed on any securities exchange.
CUSIP / ISIN:	17318Q160 / US17318Q1601
Underwriter:	Citigroup Global Markets Inc., an affiliate of the issuer, acting as principal
Underwriting fee and issue price:	Price to public(1)	Underwriting fee(1)	Proceeds to issuer
Per security:	$10.00	$0.30	$9.70
Total:	$2,980,000	$89,400	$2,890,600
(1) The price to public for a particular investor and the related underwriting fee received by Citigroup Global Markets Inc. may be reduced for volume purchase discounts depending on the aggregate amount of securities purchased by that investor.  The lowest price payable by an investor is $9.90 per security.  For information on the distribution of the securities, see “Supplemental Plan of Distribution” in the related preliminary pricing supplement.  In addition to the underwriting fee, Citigroup Global Markets Inc. and its affiliates may profit from expected hedging activity related to this offering, even if the value of the securities declines.  See “Use of Proceeds and Hedging” in the accompanying prospectus.

You should read this document together with the preliminary pricing supplement describing this offering and the accompanying product supplement, underlying supplement, prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below.

Preliminary Pricing Supplement dated February 1, 2013
Product Supplement No. EA-02-02 dated December 27, 2012	Underlying Supplement No. 2 dated December 27, 2012
Prospectus Supplement dated December 20, 2012 and Prospectus dated May 12, 2011

The securities are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

iShares® is a registered trademark of BlackRock Institutional Trust Company, N.A. (“BTC”). The securities are not sponsored, endorsed, sold, or promoted by BTC. BTC makes no representations or warranties to the owners of the securities or any member of the public regarding the advisability of investing in the securities. BTC has no obligation or liability in connection with the operation, marketing, trading or sale of the securities.

Citigroup Inc. has filed a registration statement (including a preliminary pricing supplement, product supplement, underlying supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission(“Commission”) for the offering to which this communication relates. You should read the related preliminary pricing supplement, product supplement, underlying supplement, prospectus supplement and prospectus in that registration statement (File No. 333-172562) and the other documents Citigroup Inc. has filed with the Commission for more complete information about Citigroup Inc. and this offering. You may get these documents for free by visiting EDGAR on the Commission’s website at www.sec.gov. Alternatively, you can request the related preliminary pricing supplement, product supplement, underlying supplement, prospectus supplement and prospectus by calling toll-free 1-877-858-5407.